SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                        Factory Card & Party Outlet Corp.
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             (Exact name of registrant as specified in its charter)

              Delaware                                           36-3652087
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(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)
           2727 Diehl Road
        Naperville, Illinois                                      60563-2371
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(Address of principal executive offices)                          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                        Name of Each Exchange on Which
      to be so Registered                        Each Class is to be Registered
     ---------------------                     ---------------------------------

             None                                        Not Applicable
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If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities  Act  registration  statement file number to which this Form relates:
___________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share
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                                (Title of class)

Series A Warrants to purchase Common Stock, $0.01 par value per share, exercisable until April 9, 2006
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                                (Title of class)

Series B Warrants to purchase Common Stock, $0.01 par value per share, exercisable until April 9, 2008
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                                (Title of class)

Series C Warrants to purchase Common Stock, $0.01 par value per share, exercisable until April 9, 2010
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                                (Title of class)

Series D Warrants to purchase Common Stock, $0.01 par value per share, exercisable until April 9, 2010
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                                (Title of class)

Item 1. Description of Registrant's Securities to be Registered

Common Stock

     "We," "our," "us," and the "Company" refer to Factory Card & Party Outlet Corp., a Delaware corporation, our predecessors and subsidiaries unless the context requires otherwise. We are authorized to issue up to 10,000,000 shares of common stock, $.01 par value per share (the "Common Stock").

     Holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. In connection with the financial restructuring of the Company pursuant to the Amended Joint Plan of Reorganization of the Company and its wholly-owned subsidiary, Factory Card Outlet of America Ltd., dated February 5, 2002, as modified on March 20, 2002 (the "Plan"), our certificate of incorporation prohibits the issuance of nonvoting capital stock to the extent prohibited by Section 1123(a)(6) of Title 11 of the United States Code, subject to further amendment of the certificate of incorporation as permitted by applicable law. Our certificate of incorporation provides for a classified board of directors. See "Delaware Law and Certain Charter and By-law Provisions - Classified Board of Directors" below.

     Holders of our common stock are entitled to share pro rata in such dividends and other distributions as may be declared by our board of directors out of funds legally available for that purpose. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights.

Warrants

     In connection with the Plan, we are issuing four series of Warrants, Series A through D, to tendering holders of the canceled Common Stock of the Company that was outstanding immediately prior to the Plan becoming effective, granting such holders the right to purchase an aggregate of 153,467 additional shares of the Common Stock. We entered into a Warrant Agreement, dated April 9, 2002, with Wells Fargo Bank Minnesota, N.A., as Warrant Agent setting forth the terms of such Warrants. The Series A Warrants (Cusip No. 303051 11 4) are exercisable for an aggregate of 38,346 shares of Common Stock any time prior to April 9, 2006, at a price of $ 11.00 per share. The Series B Warrants (Cusip No. 303051 12 2) are exercisable for an aggregate of 46,256 shares of Common Stock at any time prior to April 9, 2008 at a price of $16.00 per share. The Series C Warrants (Cusip No. 303051 13 0) are exercisable for an aggregate of 38,346 shares of Common Stock anytime prior to April 9, 2010 at a price of $16.00 per share. The Series D Warrants (Cusip No. 303051 14 8) are exercisable for an aggregate of 30,519 shares of Common Stock anytime prior to April 9, 2010 at a price of $34.00 per share.

     Such exercise prices and the number of shares of Common Stock issuable upon exercise are subject to adjustment in certain circumstances, including, but not limited to, if the Company (i) declares or pays a dividend on Common Stock or makes a distribution to holders of Common Stock, in either case in shares of Common Stock, (ii) subdivides, combines or reclassifies Common Stock, (iii) distributes to all holders of Common Stock evidences of its indebtedness, shares of another class of capital stock, assets or rights to subscribe for shares of Common Stock, or (iv) issues additional shares of Common Stock (with certain exceptions) without consideration or for a consideration per share less than the fair market value of the Common Stock (as determined pursuant to the Warrant Agreement).

Delaware Law and Certain Charter and By-law Provisions

     Certain provisions of our certificate of incorporation, by-laws and Delaware corporate law described in this section may delay, make more difficult or prevent acquisitions or changes in control of the Company.

     Classified Board of Directors

     Our certificate of incorporation provides that our Board of Directors consists of nine individuals. Three of the directors shall be designated as "Class One Directors" and six of the directors shall be designated as "Class Two Directors". Class One Directors serve for an initial term of one year or until their successors are elected and qualified in accordance with the procedures set forth in our by-laws and Class Two Directors shall serve for an initial term of two years or until their successors are elected and qualified in accordance with the procedures set forth in the by-laws of the Corporation. Upon expiration of the terms of office of the directors as classified above, their successors shall be elected for the term of two years each. Any effort to obtain control of our Board of Directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Vacancies in our Board of Directors may be filled by our Board of Directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor shall have been duly elected and qualified.

     Transfer Restrictions

     Our certificate of incorporation also imposes restrictions on the direct or indirect transferability of the Common Stock for a period of two (2) years following April 9, 2002, subject to certain exceptions, such that no person or certain groups of persons (x) may acquire or accumulate five percent (5%) or more (as determined under tax law principles governing the application of Section 382 of the Internal Revenue Code of 1986, as amended) of the Common Stock or (y) who, upon implementation of the Plan, owns 5% or more of the Common Stock, may acquire additional Common Stock. These provisions would have the effect of preventing a change of control for the duration of such restrictions.

     Section 203 of Delaware General Corporation Law

     We are subject to the  provisions  of Section 203 of the  Delaware  General
Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless:

     o the business combination is approved by the corporation's board of directors prior to the date the interested stockholder became an interested stockholder;

     o the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

     o the business combination is approved by a majority of the board of directors and by the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder voting at an annual or special meeting of stockholders and not by written consent.


     A "business combination" includes mergers, consolidations, asset sales and other transactions having an aggregate value in excess of 10% of the consolidated assets of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Indemnification and Limitation of Liability

     Our certificate of incorporation contains certain provisions that eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts. These acts include, but are not limited to, the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

     Our certificate of incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. Our by-laws require that we advance the expenses of an indemnified person defending a legal proceeding after we receive an undertaking from the person to repay such advance if a court ultimately determines that he or she is not entitled to indemnification. Our by-laws also require us to pay any expenses of an indemnified person in connection with such person enforcing their indemnification rights. We may also maintain a directors and officers liability insurance policy that provides for indemnification of our directors and officers against certain liabilities incurred in their capacities as such.

     Amendment of Certificate of Incorporation and By-laws

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may, subject to the provisions of Delaware General Corporation Law, be amended or repealed by a majority vote of the board of directors or by a majority vote of stockholders entitled to vote on such matter.

     Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

     Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days and not more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Our by-laws also specify requirements as to the form and content of a stockholder's notice.

Item 2. Exhibits

     The following exhibits are filed as part of this registration statement:

1.* Amended and Restated Certificate of Incorporation of Factory Card & Party Outlet Corp.

2.*  Amended and Restated By-Laws of Factory Card & Party Outlet Corp.

3.* Warrant Agreement, dated April 9, 2002, between Factory Card & Party Outlet Corp. and Wells Fargo Bank Minnesota, N.A.

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*    Incorporated by reference to exhibits 3.1, 3.2 and 4.1 respectively, to the
     Form 8-K filed by Factory Card & Party Outlet Corp. on April 23, 2002 (File No. 333-21859).

                                    Signature

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 12, 2002           FACTORY CARD & PARTY OUTLET CORP.


                             By:  /s/ James D. Constantine
                                ------------------------------------------------
                                  James D. Constantine
                                  Executive Vice President and Chief Financial
                                        and Administrative Officer